UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-43083

PicS N.V.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Manuel Bandeira, 291

Block A, 2nd floor

São Paulo — SP, 05317-020, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Convocation Notice – 2026 Annual General Meeting
99.2	Report on the Annual Accounts 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2026

PicS N.V.

	By:	/s/ Eduardo Chedid Simões
	Name:	Eduardo Chedid Simões
	Title:	Executive Director and Chief Executive Officer

	By:	/s/ Rodrigo Luís Rosa Couto
	Name:	Rodrigo Luís Rosa Couto
	Title:	Chief Financial Officer

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